CLIFTON STAR RESOURCES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED JUNE 30, 2010

The following discussion and analysis, prepared as of October 27, 2010, should be read together with the audited consolidated financial statements for the year ended June 30, 2010 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available for view on the Company’s website at www.cliftonstarresources.com and on SEDAR at www.sedar.com.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Readers are cautioned not to put undue reliance on forward-looking statements. These statements relate to future events or the Company’s future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These forward-looking statements include statements regarding the future price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, the success of exploration activities, permitting time lines, currency fluctuations, the requirements of future capital, drill results and the estimation of mineral resources and reserves. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements contained into this report should not be unduly relied upon. These statements speak only as of the date of this report. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

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general business and economic conditions;

•

the supply and demand for, deliveries of, and the level and volatility of prices of gold as well as petroleum products;

•

the availability of financing for the Company’s development of the Project on reasonable terms;

•

the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•

the ability to attract and retain skilled staff;

These forward-looking statements involve risks and uncertainties relating to, among other things, changes in commodity and, particularly, gold prices, access to skilled mining development personnel, results of exploration and development activities, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the risk factors hereinabove. Additional risk factors are described in more detail hereinafter. Investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Description of Business

Clifton Star Resources Inc. was incorporated under the laws of British Columbia.  The consolidated financial statements include the accounts of the Clifton Star Resources Inc. and its wholly owned subsidiary Duquesne Gold Mines Inc. (the “Company”).  The Company is primarily engaged in the acquisition and exploration of mineral properties in Canada.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these consolidated financial statements.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Overall Performance

The Company incurred a net loss of $9,562,347 (2009 – $2,004,944) during the year ended June 30, 2010.  The increased loss is primarily attributed to the recognition of non-cash stock-based compensation expense of $8,752,239 (2009 - $2,270,307).  During the year ended June 30, 2010, the Company granted 2,350,000 (2009 – 1,540,000) stock options.  The increase in stock-based compensation is primarily attributed to more options being granted and a longer expected life for the options.

Professional fees of $344,300 (2009 – $278,895) in the year ended June 30, 2010, are higher than the comparative year.  Legal fees of $236,197 (2009 - $152,085) are significantly higher than last year.  Accounting and audit fees of $108,103 (2009 - $126,810) are slightly lower than the comparative year.  Professional fees are higher primarily as a result of postponing the Annual General Meeting to counter-attack against the dissident shareholder proxy circular, negotiating the joint venture agreement with Osisko Mining Corporation (“Osisko”) and defending the Company against the statement of claim from a former employee and a consultant.

Management fees of $168,000 (2009 - $108,000) increased as a result of the Company entering into a three year management agreement on January 1, 2009 (amended October 1, 2009) with Harry Miller the Company’s President and Director.  Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $180,000 per annum, which is to be paid in quarterly instalments.  Company management decided that its President should be compensated, as the Company’s business, finance and exploration activities are growing rapidly.  An additional $3,000 in management fees were paid for attendance at the PDAC International Trade Show and a meeting with its joint-venture partner, Osisko.

Consulting fees of $119,171 (2009 - $109,519) are higher than the comparative year primarily as a result of the Company requiring more time from its Chief Financial Officer.

Shareholder costs of $104,492 (2009 - $22,137) increased significantly in the year ended June 30, 2010,  which is primarily attributed to postponing the Annual General Meeting to counter-attack against the dissident shareholder proxy circular.

Travel and telephone expenses of $117,050 (2009 - $114,184) are slightly higher than the comparative year.  The Company’s management and consultants increased their travel activities in the year ended June 30, 2010, to promote the Company, attend meetings to negotiate the joint venture with Osisko and to continue work on its defense against the statement of claim described in the contingency note.

Filing and transfer agent fees of $83,376 (2009 - $101,401) in the comparative year were higher as a result of the Company completing five private placements whereas the Company did not conduct any financings in the year ended June 30, 2010.

Investor relations expenses of $55,171 (2009 - $128,836) are significantly lower than the comparative year.  The Company paid Bay Street Connect $5,000 per month from July to November 2009 to conduct investor relations on behalf of the Company.  The Company also published 3-D models of some of its mineral properties on the website operated by Corebox Online Services.  Additional advertising was posted on the Kitco, Gold Seek LLC and Mineweb websites.  During the year ended June 30, 2010, the Company sponsored the Korelin Economics Report radio show.  In the comparative year the Company paid a consulting firm to produce a promotional video of the Company’s mineral properties, advertised on television in the United States and participated in a trade show.  An investor relations firm had also been retained to promote the Company in Germany during the comparative year.

During the year ended June 30, 2010, the Company earned $14,570 (2009 - $147,230) interest income which is primarily attributed to cash held in term deposits.

At June 30, 2010, the Company had $6,189,396 (2009 - $2,415,787) in cash.  Working capital at June 30, 2010 was $6,061,587 (2009 - $2,097,170).  The Company’s financial position in the year ended June 30, 2010, improved significantly as a result of the exercise of options, agent options and warrants.  The Company received $3,896,900 (2009 - $64,250) from the exercise of 1,544,000 (2009 – 77,500) stock options, $397,695 (2009 - $Nil) from the exercise of 184,054 (2009 – Nil) agent options and $7,770,875 (2009 - $Nil) from the exercise of 3,199,308 (2009 – Nil) warrants in the year ended June 30, 2010.  During the comparative year the Company received gross proceeds of $13,027,329 from flow-through and non-flow through private placements.  The Company issued $940,489 of common shares for share subscriptions received in advance during the 2008 fiscal year.  The Company paid share issue costs of $753,343 cash and granted agent options valued at $832,115 for the private placements.  An additional 304,042 finder’s fee shares valued at $787,155 were issued in conjunction with the private placements.

The Company acquired land and a building (for $60,000) which is being used a core shack.  The Company spent an additional $3,720 on improvements to the building located in the town of Duparquet, Quebec.

During the year ended June 30, 2010, the management team focused on finalizing the joint venture with Osisko, acquiring Duquesne Gold Mines Inc. and renegotiating the terms on the Beattie, Donchester and Dumico properties.  These agreements were significant milestones for the Company and are described in the mineral properties and deferred exploration costs note disclosures.

The Company’s mineral property exploration activities of $3,082,595 (2009 - $11,670,872) are significantly lower than the comparative year as the Company cut-back on exploration when Osisko commenced with exploration activities to earn its 50% interest in the Duparquet project.  During the year ended June 30, 2010, the Company received a total of $756,986 for Quebec Mining Exploration tax credits.  Accounts payable at June 30, 2010 include $43,644 in non-interest bearing advances from Osisko.

Commitments

Management agreement

On January 1, 2009, the Company entered into a three year management agreement (amended October 1, 2009) with Harry Miller, the Company’s President and Director. Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $180,000 per annum which is to be paid in quarterly instalments. The Company has also agreed to compensate Mr. Miller approximately $780,000 in the event that the management agreement is terminated or there is a change in control of the Company.

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111 Manitoba Ltd. (“2588111”).  The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District, which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totaling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

On February 26, 2010, the Company entered into an agreement to acquire the 2% Net Smelter Return Royalty (“NSR”) from the optionor.  As consideration for the acquisition of the NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

During the year ended June 30, 2010, the Company received $15,140 for Quebec Mining Exploration tax credits related to the Central Duparquet property.  This amount was recorded as costs recovered for the Central Duparquet property.

Duquesne property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 cash and incurred $4,000,000 in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Inc. (“Duquesne”).  Duquesne is a private Canadian mineral exploration company which owns fifty five mineral claims and one mining concession, located in Destor Township, Quebec, which is known as the Duquesne Gold Project.

On June 20, 2010, the Company fulfilled all obligations under the option agreement and acquired a 100% interest in Duquesne.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totaling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.  In addition, the Company paid $250,000 to acquire claims totaling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east respectively of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

During the year ended June 30, 2010, the Company received $287,655 for Quebec Mining Exploration tax credits related to the Duquesne property.  This amount was recorded as costs recovered for the Duquesne property.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors.  The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements.  Before the new agreements were entered into, the Company paid $600,000 to Beattie, $300,000 to 2699681 and $600,000 to 2588111 under the old option agreements.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.  All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

Terms of the new agreements are as follows:

i)

cash payment of $3,400,000 ($1,600,000 paid before June 30, 2010 and $1,800,000 subsequently in July 2010) to Beattie, $1,700,000 ($800,000 paid before June 30, 2010 and $900,000 subsequently in July 2010) to 2699681, and $3,400,000 ($1,600,000 paid before June 30, 2010 and $1,800,000 subsequently in July 2010) to 2588111 which was due on December 1, 2009 was extended to June 1, 2010 and will earn the Company 10% of the issued and outstanding shares of the optionors (see Subsequent Events);

ii)

cash payment of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payment of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 on or before December 1, 2017 will earn the Company the remaining 90% of the issued and outstanding shares of the optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

iv)

cash payment of $24,200,000 to Beattie if this event occurred prior to June 1, 2010, or $20,800,000 if this event occurred after June 1, 2010, but prior to December 1, 2012 or $12,000,000, if this event occurred after December 1, 2012, but prior to December 1, 2017.

v)

cash payment of $12,100,000 to 2699681 if this event occurred prior to June 1, 2010, or $10,400,000 if this event occurred after June 1, 2010, but prior to December 1, 2012, or $6,000,000 if this event occurred after December 1, 2012, but prior to December 1, 2017.

vi)

cash payment of $24,200,000 to 2588111 if this event occurred prior to June 1, 2010, or $20,800,000 if this event occurred after June 1, 2010, but prior to December 1, 2012, or $12,000,000 if this event occurred after December 1, 2012, but prior to December 1, 2017.

The optionors will retain a 2% Net Smelter Royalty.

During the year ended June 30, 2010, the Company received Quebec Mining Exploration tax credits of $234,665, $196,816 and $22,710 for the Beattie, Donchester and Dumico properties, respectively.  These amounts were recorded as costs recovered for each of the aforementioned properties.

Property Option, Joint Venture Agreement and Commitment Letter

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement (the “Agreement”) with Osisko regarding a joint venture on the Duparquet project.  The Duparquet project is comprised of the Central Duparquet, Duquesne, Beattie, Donchester and Dumico properties.

Terms of the agreement are as follows:

Osisko shall make contributions to the joint venture in the first year, which shall commence on January 1, 2010, of a minimum of $15,000,000.  Thereafter, Osisko agrees:

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To contribute $15,700,000 in earn-in payments to the joint venture in the second year, which shall commence on January 1, 2011;

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To contribute $23,600,000 in earn-in payments to the joint venture in the third year, which shall commence on January 1, 2012; and

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To contribute $15,700,000 in earn-in payments to the joint venture in the fourth year, which shall commence on January 1, 2013.

By making such payments (a total of $70,000,000) Osisko shall earn a 50% interest in the joint venture over a period of four years.  Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the option period to acquire the 50% interest under the joint venture.  Earn-in payments shall be used by the joint venture to finance the activities of the joint venture.

Osisko will act as operator of the joint venture during the option period and thereafter so long as Osisko has a 50% or greater interest in the joint venture.

On December 10, 2009, Osisko also issued a commitment letter to provide the Company financing of up to $22,500,000 for a period of 36 months under certain conditions.

On May 25, 2010, the Company announced that it amended agreements with the optionors of the Beattie, Donchester and Dumico properties, whereby a payment of $8,500,000 due on June 1, 2010 is now to be split into two tranches with $4,000,000 (paid) on June 1, 2010 and the balance of $4,500,000 (paid) on July 29, 2010.

Under the existing joint venture agreement with Osisko, a provision would have allowed the Company to borrow $8,500,000 with interest at 5% per annum from Osisko. Management concluded that with the amendments, generating the payments internally was in the best interests of the Company.  Moreover, Osisko, by not financing the payments is now required to invest an additional $8,500,000 in the development of the Duparquet gold project in order to earn its interest.

Other events and transactions

Stock-based compensation

During the year ended June 30, 2010, the Company granted 2,350,000 (2009 – 1,540,000) stock options.  The total stock-based compensation calculated under the fair value method using the Black-Scholes option-pricing model was $7,163,778 (2009 - $2,616,274).  The Company expensed $8,752,239 (2009 - $2,270,307) leaving an unamortized balance of $124,666 (2009 - $1,779,631) to be recognized during the next fiscal year.

Exercised stock options

During the year ended June 30, 2010, 1,544,000 stock options were exercised at prices ranging from $2.15 to $2.70 per share for total gross proceeds of $3,896,900.  In relation to the exercise, $2,174,807 of contributed surplus was transferred into share capital.

Expired stock options

During the year ended June 30, 2010, 850,000 stock options exercisable at prices ranging between $2.00 and 3.10 per share expired unexercised.

Exercised agent options

During the year ended June 30, 2010, 184,054 agent’s options were exercised at prices ranging from $2.10 to $2.20 per share for total gross proceeds of $397,695.  In relation to the exercise, $276,070 of contributed surplus was transferred into share capital.

Expired agent options

During the year ended June 30, 2010, 111,224 agent stock options exercisable at prices ranging from $2.00 to $2.45 per share expired unexercised.

Exercised warrants

During the year ended June 30, 2010, 3,199,308 warrants were exercised at prices ranging from $2.10 to $3.30 per share for total gross proceeds of $7,770,875.

Expired warrants

During the year ended June 30, 2010, 612,243 warrants exercisable at $2.60 per share expired unexercised.

The following events occurred subsequent to June 30, 2010:

Share issuances

On July 8, 2010, the Company issued 582,248 common shares at $2.70 per share for proceeds of $1,572,070 pursuant to the exercise of warrants and issued 108,224 common shares at $2.31 per share for proceeds of $249,997 pursuant to the exercise of agent options.  Upon exercise of the agent options, the agent obtained an additional unit of one common share and one share purchase warrant.  The Company received an additional $292,205 from the exercise of the newly issued warrants at $2.70 per share.

On July 8, 2010, the Company issued 10,000 common shares at $2.45 per share for proceeds of $24,500 pursuant to the exercise of agent options with a July 16, 2010 expiry date.  Upon exercise of the agent options, the agent obtained an additional unit of one common share and one share purchase warrant.  The Company received an additional $29,500 from the exercise of the newly issued warrants at $2.95 per share which were exercisable until July 16, 2010.

In September 2010, the Company issued 128,500 common shares at $2.60 per share for proceeds of $334,100 pursuant to the exercise of stock options with a September 22, 2010 expiry date.

In September, 2010, the Company issued 498,995 common shares at $3.30 per share for proceeds of $1,646,684 pursuant to the exercise of warrants with a September 29, 2010 expiry date.

On September 22, 2010, the Company issued 255,760 common shares at $2.43 per share for proceeds of $621,497 pursuant to the exercise of agent options with a September 29, 2010 expiry date.  Upon exercise of the agent options, the agent obtained an additional unit of one common share and one share purchase warrant.  The Company received an additional $728,916 from the exercise of the newly issued warrants at $2.85 per share which were exercisable until September 29, 2010.

On September 23, 2010, the Company issued 2,057,605 common shares at $2.85 per share for proceeds of $5,864,174 pursuant to the exercise of warrants with a September 29, 2010 expiry date.

Granted stock options

On September 13, 2010, the Company granted 1,750,000 stock options to directors and a consultant which are exercisable at $4.15 per share until September 13, 2012.

Property option payment

On September 13, 2010, the Company paid $4,500,000 pursuant to the Beattie, Donchester and Dumico property option agreement.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2010	Year Ended June 30, 2009	Year Ended June 30, 2008

Total income	$14,570	$147,230	$65,236
Net loss before extraordinary items	(9,562,347)	(2,044,944)	(523,379)
Net loss	(9,562,347)	(2,044,955)	(523,379)
Basic and diluted loss per share	(0.40)	(0.09)	(0.04)
Total assets	32,694,961	22,049,638	11,985,206
Total long-term liabilities	2,189,000	2,115,000	150,500
Cash dividends	-	-	-

Total assets in the year ended June 30, 2010, are significantly higher than the comparative years.  During 2008 and 2009 the Company was steadily expanding its mineral property interests and exploration activities which were capitalized as assets.  Effective January 1, 2010, Osisko commenced with exploration activities to earn a 50% interest in the Company’s mineral properties.  As a result of Osisko being responsible for exploration activities, the Company’s additions to exploration activities in the year ended June 30, 2010, decreased significantly.  During the year ended June 30, 2010, the Company received $756,986 for Quebec Mining Exploration tax credits.  The Company earns interest income from cash held in term deposits.

The Company incurred a net loss of $9,562,347 (2009 – $2,004,944) during the year ended June 30, 2010.  The increased loss is primarily attributed to the recognition of non-cash stock-based compensation expense of $8,752,239 (2009 - $2,270,307).  During the year ended June 30, 2010, the Company granted 2,350,000 (2009 – 1,540,000) stock options.  The increase in stock-based compensation is attributed to more options being granted and a longer expected life for the options.

At June 30, 2010, the Company had $6,189,396 (2009 - $2,415,787) in cash.  Working capital at June 30, 2010 was $6,061,587 (2009 - $2,097,170).  The Company’s financial position in the year ended June 30, 2010, improved significantly as a result of the exercise of options, agent options and warrants.  The Company received $3,896,900 (2009 - $111,220) from the exercise of 1,544,000 (2009 – 77,500) stock options, $397,695 (2009 - $Nil) from the exercise of 184,054 (2009 – Nil) agent options and $7,770,875 (2009 - $Nil) from the exercise of 3,199,308 (2009 – Nil) warrants in the year ended June 30, 2010.  During the 2009 fiscal year, the Company received gross proceeds of $13,027,329 from flow-through and non-flow through private placements.  The Company issued $940,489 of common shares for share subscriptions received in advance during the 2008 fiscal year.  The Company paid share issue costs of $753,343 cash and granted agent options valued at $832,115 for the private placements.  An additional 304,042 finder’s fee shares valued at $787,155 were issued in conjunction with the private placements.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company had a net loss of $9,562,347 (2009 – $2,004,944) during the year ended June 30, 2010.  The expenses increased mainly because of the issuance of stock-based compensation for $8,752,239 (2009 - $2,270,307) as a result of more options being granted and a longer expected life for the options.

OVERVIEW

Clifton Star and its Joint Venture partner (Osisko Mining Corporation) are advancing a large gold project (the “Duparquet Project”) that is located in a politically secure area of the world. The location in the province of Quebec is considered to be a major advantage when compared to the locations of other gold projects in many other jurisdictions, since the government of Quebec is mining-friendly, provides tax credits for exploration, has an extensive and experienced mining labour pool, as well as good infrastructure.

Osisko has the option to earn a 50% interest in the Duparquet Project by spending $70 million on exploration, and by advancing an additional $30 million to the project. Clifton Star has made a payment of $8.5 million to the underlying property owners, with additional payments not required until the end of 2012.

The Porcupine Destor Fault, or associated faults, pass through the Duparquet property, but this area has been relatively unexplored in the past. On the Ontario side of the Quebec-Ontario border, over 100 million ounces of gold have been mined, while only a fraction of this amount has been mined on the Quebec side where Duparquet is located.

A prior NI 43-101 technical report (completed in early September 2009) showed a resource of approximately 2.7 million ounces (in all categories) for the Beattie and Donchester portion of the Duparquet property, utilizing drilling data up to August of 2009.  Approximately 2.1 million ounces of this total was classified as open-pit potential, utilizing a cut-off grade of one gram of gold per tonne. In addition to the foregoing, an NI 43-101 technical report on the Duquesne (March 2009) property established a resource of 453,000 ounces (at a cut-off grade of 2.4 grams of gold per tonne). An October 2008 report (not NI 43-101 compliant) established a resource of 285,000 ounces for the Beattie tailings deposit. A historical (not NI 43-101 compliant) open-pit potential resource of 94,000 ounces (at a 3 g/t cut-off) was estimated for the Central Duparquet property.

Since the cut-off date for the information utilized in the technical report, Clifton Star has drilled an additional 25,000 meters, and its joint venture partner has drilled approximately 123,000 meters. The results from this subsequent drilling will be combined with prior results to provide the basis for an updated NI 43-101 technical report.

HISTORY

Historically, there were several operating gold mines on the Duparquet property, as well as a processing facility on the Beattie property. Approximately 1,117,000 ounces of gold were produced from the Beattie Mine, 167,000 from the Donchester, and 67,000 from the Duquesne. These prior underground mines only focused on the high-grade narrower sections, while the current objective is to delineate open-pit deposits, as well as to re-evaluate underground targets – both of which have become much more attractive opportunities at the current gold price.

Over the period 1987 to 2007, 125 drill holes (18,471 meters) were completed. The drill programs over the past three years consisted of the following:

•

2008:    212 diamond drill holes, consisting of 72,152 meters

•

2009:    183 diamond drill holes, consisting of 56,774 meters

•

2010:    383 diamond drill holes, consisting of 122,803 meters

Note that Osisko drilled all of the 2010 holes; and by the end of 2010 it is expected to have incurred exploration expenditures of at least $15 million to keep its option in good standing.

HIGHLIGHTS OF DRILLING PROGRAMS PRIOR TO 2010

Highlights of the drilling programs prior to 2010 include the following:

Hole	Width(m)	Value g/t Au	Easting

Beattie
B08-01	238.0	1.82	631787E
B08-08	20.5	4.07	630050E
B08-22	121.2	1.44	630733E
B08-45	95.3	1.87	630441E
B08-83	100.2	1.18	630104E
B09-69	73.5	1.83	630036E
B09-72	99.5	1.95	630801E
B09-76	103.5	1.91	630828E
B09-83	88.5	2.00	629999E
B09-92	119.4	1.50	630923E
B09-94	114.0	1.57	630922E

Donchester
B08-01	242.5	1.72	631618E
B08-07	62.2	2.01	631705E
B08-37	57.7	3.42	632132E
B08-38	56.0	1.80	632179E
D08-40	31.3	1.71	631732E
D09-01B	215.1	1.32	631732E
D09-38	19.7	2.40	632179E
D09-40	31.3	1.71	632224E

Duquesne
DQ07-21	5.3	13.86	644683E
DQ08-23	13.4	5.60	644630E
&	5.3	9.45
DQ08-27	14.3	2.92	644736E
DQ08-28	11.3	5.31	644736E
DQ08-50	3.2	127.5	644269E
DQ08-51	5.5	6.76	644269E
DQ09-09	17.0	5.31	642111E

Dumico
DUM08-01	7.0	9.55	634104E
DUM08-04	14.8	2.76	634172E
DUM08-06	4.3	7.86	634182E

HIGHLIGHTS OF THE 2010 DRILLING PROGRAM

Highlights of the 2010 drilling program (none of these results have been included in the prior NI 43-101 technical report) include the following. However, it should be emphasized that additional logging and assaying is ongoing.

Beattie
BD10-117	108.5	4.03	630100E
BD10-138	58.2	1.12	630700E
BD10-167	38.0	1.51	630600E
BD10-209	27.0	3.38	630200E
BD10-210	25.5	3.37	630100E
BD10-216	42.8	1.81	631100E
BD10-228	42.0	3.78	629900E
BD10-242	35.9	2.11	630400E
BD10-245	70.5	1.32	630300E
BD10-263	100.0	1.66	630200E
BD10-264	177.0	1.46	630200E
BD10-265	88.0	1.90	630200E

Duquesne
DQ10-26	3.0	14.86	642225E
DQ10-41	6.80	2.44	642575E
DQ10-46	28.6	1.50	645158E
DQ10-52	21.0	3.96	645451E
DQ10-61	15.2	2.71	645607E
DQ10-63	6.4	4.45	645860E
DQ10-76	13.0	4.93	645753E

We are also waiting for assay results from 2010 drilling on Donchester, Central Duparquet, and Dumico. The results of all of the 2010 drilling, as well as the results of drilling from August 2009 to the end of 2009, will be incorporated in an updated NI 43-101 technical report.

PLANNED EXPLORATION PROGRAM

The core from the drilling programs is expected to be completely logged by the end of 2010, with 3D modeling continuing into 2011. Part of the 3D modeling is to incorporate historical underground maps and data. Once the 3D modeling is complete; both open pit and underground potential will be evaluated.

Sections on the Beattie property, with 25 meter spacings (vertically and horizontally), are being plotted using all of the drill hole information available, and are anticipated to be completed in the near future, after which they will be incorporated into a 3D model.

Future drilling of the syenite porphyry structure is expected to continue eastward across the Beattie-Donchester-Central Duparquet properties. In addition to the extended drilling to add to resources, detailed drilling to convert inferred resources to indicated or measured resources will be carried out.

Extended sampling (assaying portions of the drill core extending beyond the intersections that were assayed from the prior drill core) of drill core from the 2008 and 2009 exploration program is being undertaken, and extended sampling of available core from prior years is planned.

The foregoing, along with the results of ongoing metallurgical testing, will be utilized as inputs for preliminary economic evaluations of potential open-pit and underground mining operations. Preliminary metallurgical testing to date has indicated reasonable gold recoveries with commonly utilized treatment processes.

OTHER PROPERTIES

The other properties of Clifton Star are the Hunter property (to the north of, but not contiguous to, the Duparquet property), which is part of the Osisko/Clifton Star joint venture, and the Cat Lake property, located in eastern Manitoba.

On the Hunter property, one hole of 150 meters was drilled immediately east of the Hunter Shaft. The hole cored into copper-bearing sheared-rhyolites, and ended in zinc-bearing intermediate tuffs. The most significant values were over 2.0% zinc, with low copper and silver values. Previous drilling (since 1996) was carried out to locate copper-bearing zones on the west side of the Hunter Shaft; and three continuous copper-bearing zones were encountered during these programs; all associated with the contacts between rhyolites and intermediate tuffs.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel, with low platinum-palladium values, were encountered with widths up to 20 metres, and consistent with historical values. This is the same zone encountered by Mustang Minerals on the west and east side of the Cat Lake claims. Mustang Minerals generated an updated 43-101 mineral resource estimate on their property, and plans to build a mill in the area to process their resources.

Summary of Quarterly Results

For the Quarters Ended

	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009

Total assets	$32,694,961	$26,937,526	$23,920,347	$21,722,793
Working capital	6,061,587	4,351,371	173,239	1,079,763
Shareholders’ equity	30,347,412	24,789,363	20,456,421	19,243,744
Income	6,503	853	-	7,214
Net loss	(145,615)	(7,108,205)	(941,649)	(1,366,878)
Earnings (loss) per share	(0.01)	(0.28)	(0.04)	(0.06)

For the Quarters Ended

	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008

Total assets	$22,049,638	$20,520,185	$21,098,107	$19,664,929
Working capital	2,097,170	5,070,049	7,939,515	10,606,841
Shareholders’ equity	19,369,649	20,297,094	20,481,979	18,932,777
Income	16,298	44,819	47,941	38,172
Net Income (loss)	(140,797)	(531,060)	(574,558)	(758,529)
Earnings (loss) per share	(0.01)	(0.02)	(0.03)	(0.04)

Significant changes in key financial data from 2009 to 2010 can be attributed to $3,961,150 received from exercised stock options, $397,695 received from the exercise of agent’s options, $7,770,875 received from the exercise of warrants, recognition of $11,022,546 in stock-based compensation, the issuance of common shares for private placements totaling gross proceeds of $13,027,329 and the commencement of exploration programs on the Beattie, Cat Lake, Central Duparquet, Donchester, Dumico and Duquesne properties.  During the year ended June 30, 2010, the company recovered $756,986 for Quebec Mining Exploration tax credits.  The Company recognized future income tax recovery of $300,999 in 2010 and $1,068,771 in 2009.

Fourth Quarter Results

During the three month period ended June 30, 2010, the Company reported a net loss of $145,615 (2009 - $140,797), an increase in loss of $4,818.  The most significant expenses during the quarter ended June 30, 2010 were $242,113 (2009 - $817,892) in non-cash stock-based compensation, professional fees of $89,006 (2009 - $112,652) and management fees of $46,500 (2009 - $30,000).  The Company also recognized a future income tax recovery of $300,999 (2009 - $918,271) during the three month periods ended June 30, 2010 and 2009 respectively.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Liquidity and Capital Resources

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	June 30, 2010	June 30, 2009

Working capital	$6,061,587	$2,097,170
Deficit	(14,783,597)	(5,221,250)

Net cash used in operating activities during the year ended June 30, 2010 was $869,346 (2009 – $895,644).  The cash used in operating activities consists primarily of operating costs and the change in non-cash working capital items.

Net cash provided by financing activities during the year ended June 30, 2010 was $12,065,470 (2009 - $11,397,747).  During the year ended June 30, 2010, the Company received $7,770,875 from the exercise of 3,199,308 warrants.  An additional $3,896,900 was received from the exercise of 1,544,000 stock options in the year ended June 30, 2010.  The exercise of 184,054 agent options brought the Company $397,695 during the year ended June 30, 2010.  During the year ended June 30, 2009, the Company received $8,027,349 from the issuance of 4,023,250 flow-through units.  An additional 2,057,605 common shares were issued for non-flow through financings totaling gross proceeds of $4,999,980.  The Company paid $753,343 cash for issue costs related to the private placements.  The Company also received $64,250 from the issuance of 77,500 common shares for the exercise of stock options.  The Company issued $940,489 of common shares from previously received share subscriptions.

Net cash used in investing activities during the year ended June 30, 2010 was $7,422,515 (2009 - $13,809,266).  The Company paid $4,605,000 (2009 - $1,635,000) and $3,510,902 (2009 - $12,174,266) cash for mineral property acquisition and deferred exploration costs respectively.  During the year ended June 30, 2010, the Company recovered $756,986 for Quebec Mining Exploration tax credits.  The Company had paid $476,016 in deferred exploration costs in the comparative year which had previously been accrued in accounts payable.

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of precious minerals or base metals or interests related thereto.  The economics of developing and producing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the prices of minerals and metals.  Depending on these prices, the Company may determine that it is impractical to continue commercial production.  These prices have fluctuated in recent years.  Prices are affected by many factors beyond the Company’s control including anticipated changes in international investment patterns and monetary systems, economic growth rates and political developments.  The supply of precious minerals or base metals consists of a combination of new mine production, producers, financial institutions and consumers.  If the market price falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or other development of a project or mining at one or more of its properties.

The Company has sufficient funds to cover anticipated administrative expenses throughout the year.

It will continue to focus its exploration and development efforts on the Beattie, Central Duparquet, Donchester, Dumico and Duquesne properties with its joint venture partner Osisko.

Related Party Transactions

During the year ended June 30, 2010, the Company entered into the following transactions with related parties:

a)

Paid or accrued $69,657 (2009 - $120,436; 2008 - $99,777) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $17,931 (2009 - $19,872; 2008 - $9,268) in geological consulting fees to Dean Rogers, a former director of the Company.

c)

Paid or accrued $26,325 (2009 - $Nil; 2008 - $Nil) in geological consulting fees to Carl Archibald, a nephew of Fred Archibald who is a director of the Company.

d)

Paid or accrued $82,171 (2009 - $46,619; 2008 - $19,663) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

e)

Paid or accrued $1,500 (2009 - $Nil; 2008 - $Nil) in consulting fees to Nick Segounis, a director of the Company.

f)

Paid or accrued $4,500 (2009 - $Nil; 2008 - $Nil) in consulting fees to Ross Glanville, a director of the Company.

g)

Paid or accrued $1,500 (2009 - $Nil; 2008 - $Nil) in consulting fees to Philip Nolan, a director of the Company.

h)

Paid or accrued $3,000 (2009 - $Nil; 2008 - $Nil) in consulting fees to Fred Archibald, a director of the Company.

i)

Paid or accrued $1,500 (2009 - $Nil; 2008 - $Nil) in consulting fees to Dean Rogers, a former director of the Company.

j)

Paid or accrued $11,275 (2009 - $Nil; 2008 - $Nil) in consulting fees and $6,864 (2009 - $Nil; 2008 - $Nil) to Alan Archibald, a brother of Fred Archibald who is a director of the Company.

k)

Paid or accrued $168,000 (2009 - $108,000; 2008 - $43,226) in management fees to Harry Miller, President and Director of the Company.

l)

Paid or accrued $62,859 (2009 - $Nil; 2008 - $Nil) in legal fees to Lavery, de Billy L.L.P.  Philip Nolan, a director of the Company is a partner of Lavery, de Billy L.L.P.

Included in accounts payable as at June 30, 2010 are $864 (2009 - $Nil) for an overpayment on the exercise of stock options and $356 (2009 - $Nil) for travel expenses due to Harry Miller, President and Director of the Company; $100 (2009 - $9,163) for consulting and expenses to its Chief Financial Officer, Ian Beardmore; and $18,455 (2009 - $Nil) for legal fees accrued to Lavery, de Billy L.L.P., a partner of which is a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies including Initial Adoption

New accounting pronouncement

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn.  The adoption of this standard did not have a material impact on the financial statements.

Future changes in accounting policies

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards Changeover Plan and Assessment

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for public accountable enterprises for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year.

The Company will transition to IFRS effective January 1, 2011 and plans to issue its first interim financial statements under IFRS for the three month period ending September 30, 2011 and a complete set of financial statements under IFRS for the year ending June 30, 2012.

A changeover plan is being established to convert to the new standards within the allotted timeline and is expected to consist of the following three key phases:

1. Phase 1 - Raise awareness and assess;

2. Phase 2 - Design; and

3. Phase 3 - Implementation

There will be two stages in phase one. The first stage will focus on raising awareness within the Company and provide an initial assessment of the impact of the IFRS conversion. The second stage will carry out a detailed assessment of the impact of the conversion to IFRS.

Phase two will build the tools required for the conversion based on management’s decisions about accounting options and the related disclosures.

Phase three will roll-out the designed changes.  The changes will include the development of the new accounting policies and consolidation templates, preparing the IFRS financial statements and related note disclosure.

The Company is going to consult external advisors to assist in the development and execution of a changeover plan to complete the transition to IFRS.

The key elements of the Company’s changeover plan will include the impact of IFRS on the following items:

•Accounting policies

•Property, Plant and Equipment (“PP&E”)

IFRS and Canadian GAAP contain the same basic principles of accounting for property, plant and equipment; however, there are some differences between them. For example, capitalization of directly attributable costs in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”) may require measurement of an item of property, plant and equipment upon initial recognition to include or exclude certain previously recognized amounts under Canadian GAAP. Specifically, there may be changes in accounting for:

•The amount of capitalized overheads;

•The capitalization of major inspections that were previously expensed under Canadian GAAP;

•The capitalization of depreciation for which the future economic benefits of that asset are absorbed in the production of another assets; and

•The capitalization of borrowing costs in accordance with IAS 23, borrowing Costs.

Management does not expect to have an impact on the Company’s financial position.

•Impairment of Assets

IAS 36, Impairment of Assets (“IAS 36”) uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell. Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discount cash flows. The use of discount cash flows under IFRS to test and measure asset impairment differs from Canadian GAAP where undiscounted future cash flows are used to compare against the asset’s carrying value to determine if impairment exists. This may result in more frequent write-downs in the carrying value of assets under IFRS since asset carrying values that were previously supported under Canadian GAAP based on undiscounted cash flows may not be supported on discounted cash flow basis under IFRS. However, under IAS 36, previous impairment losses may be reversed where circumstances change such that the impairment has reduced. This also differs from Canadian GAAP, which prohibits the reversal of previously recognized impairment losses. Management does not expect to have an impact on the Company’s financial position.

•Income Taxes

IAS 12, Income Taxes (“IAS 12”) prescribes that an entity account for the tax consequences of transactions and other events in the same way that it accounts for the transactions and other events themselves. Therefore, where transactions and other events are recognized in earnings, the recognition of deferred tax assets or liabilities which arise from those transactions should also be recorded in earnings. For transactions that are recognized outside of the statement of earnings, either in other comprehensive income or directly in equity, any related tax effects should also be recognized outside of the statement of earnings.

The most significant impact of IAS 12 on the Company will be derived directly from the accounting policy decisions made under IAS 16. Management does not expect to have an impact on the Company’s financial position.

•First-Time Adoption of International Financial Reporting Standards

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) provides the framework for the first time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. All adjustments that arise on retrospective conversion to IFRS from other GAAP should be recognized directly in retained earnings.  Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1.

Under IFRS 1, an entity has the option to retroactively apply IFRS 3 to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition.  The CICA Handbook Section 1582, Business Combinations and Section 1602, Non-Controlling Interests are substantially aligned with the accounting for business combinations and non-controlling interests under IFRS 3.  Management does not expect to have an impact on the Company’s financial position.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

(a)

Interest rate risk

The Company’s cash balance includes $5,620,000 in term deposits. The term deposits earn interest at 0.25% to 1.00% per annum.  The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Contingency

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as at June 30, 2010.

Critical Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements.  On a regular basis, the Company evaluates estimates and assumptions including those related to the recognition of stock-based compensation.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from those estimates.

Additional Disclosure for Venture Issuers Without Significant Revenue

As of June 30, 2010, the Company has incurred losses and accumulated a $14,783,597 deficit.  The Company's primary focus for the foreseeable future will be on exploring and developing the Duparquet Project with its joint venture partner Osisko and reviewing its financial position.

Additional disclosure concerning the Company’s mineral properties and deferred exploration costs is provided in Note 5 of the Company’s audited consolidated financial statements for the year ended June 30, 2010 which are available on its SEDAR page accessed through www.sedar.com.

Outstanding Share Data

The following table summarizes the outstanding share capital as at date of this Management Discussion and Analysis:

Number of shares issued or issuable

Common shares	32,765,181
Agent’s options	205,600
Stock options	4,490,000
Warrants	2,056,009

Risks

Natural resources exploration, development, production and processing involve a number of business risks, some of which are beyond the Company's control.  These can be categorized as operational, financial, regulatory, credit, liquidity and market risks.

·

Operational risks include finding and developing reserves economically, marketing production and services, product deliverability uncertainties, changing governmental law and regulation, hiring and retaining skilled employees and contractors and conducting operations in a cost effective and safe manner. The Company continuously monitors and responds to changes in these factors and adheres to all regulations governing its operations. Insurance may be maintained at levels consistent with prudent industry practices to minimize risks, but the Company is not fully insured against all risks, nor are all such risks insurable.

·

Financial risks include commodity prices, interest rates and the Canada / United States exchange rate, all of which are beyond the Company's control.

·

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in the best interest of the Company, and include increased fees for filings, the introduction of ever more complex reporting requirements the cost of which the Company must meet in order to maintain its exchange listing.

•

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is limited to the carrying amount on the balance sheet and arises from the Company’s cash and receivables.  The Company’s cash is held through a major bank in Canada, which is a high credit-quality financial institution.  Receivables are mainly an amount due from a vendor for an overpayment, interest receivable from the bank and a small legal retainer.

•

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at June 30, 2010, the Company had current assets of $6,260,136 to settle current liabilities of $198,549.  All of the Company’s accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms.

•

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Outlook

The Company's primary focus for the foreseeable future will be on exploring and developing the Duparquet Project with its joint venture partner Osisko and reviewing its financial position.

Other Information

Additional information related to the Company is available for view on the Company’s website www.cliftonstarresources.com and on SEDAR at www.sedar.com.

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